APPENDIX A:
INVESTMENT RISKS

CANNABIS IS ILLEGAL UNDER FEDERAL LAW. THIS MEANS THAT THE BUSINESS IS UNDER THREAT OF CRIMINAL LIABILITY AND ASSET FORFEITURE. INVESTORS MAY ALSO BE SUBJECT TO POTENTIAL CRIMINAL PENALTIES.

Because cannabis is federally illegal, investing in cannabis businesses could be found to violate the federal Controlled Substances Act. Not only can investors and company directors or management be indicted under federal law, all of the assets they contribute to a cannabis business (and even to an ancillary cannabis business), including real property, cash, equipment and other goods, could be subject to asset forfeiture because cannabis is still federally illegal.

There are conflicts in Federal and State regulations related to cannabis.

Federal regulation and enforcement may adversely affect the implementation of adult use/medical Cannabis laws and regulations may negatively impact our revenues and profits. The state laws conflict with the federal Controlled Substances Act, which makes cannabis use and possession illegal on a national level. If the federal government determines that such laws should be enforced strictly, it could cause significant financial damage to the Company and its shareholders.

Again, cannabis is currently illegal under federal law. It is a Schedule I controlled substance. Even in those jurisdictions in which the use of medical cannabis has been legalized at the state level, its prescription is a violation of federal law. The United States Supreme Court has ruled in United States v. Oakland Cannabis Buyers' Coop. (2001) and Gonzales v. Raich (2005) that the federal government has the right to regulate and criminalize cannabis, even for medical purposes. Federal law criminalizing the use of cannabis trumps state laws that legalize its use for medicinal purposes. At present, many states have medical and/or recreational cannabis regulations, and these regulations are subject to modification at any time. A change in the federal attitude towards enforcement could have a negative effect on the industry, potentially ending it entirely. Laws and regulations affecting the cannabis industry are constantly changing, which could detrimentally affect our proposed operations. Local, state, and federal cannabis laws and regulations are broad in scope and subject to evolving interpretations, which could require us to incur substantial costs associated with compliance or alter our business plan. In addition, violations of these laws, or allegations of such violations, could disrupt our business and result in a material adverse effect on our operations. It is also possible that regulations may be enacted in the future that will be directly applicable to our business. We cannot predict the nature of any future laws, regulations, interpretations, or applications, nor can we determine what effect additional governmental regulations or administrative policies and procedures, when and if promulgated, could have on our business.

BANKING DIFFICULTIES MAY OCCUR

Currently, Emerald River Maine has a bank account with a financial institution which accepts cannabis businesses' accounts. However, the cultivation, sale, and use of cannabis is illegal under federal law. Therefore, most banks do not accept deposits from the cannabis trade and would not be able to do business with the Company. As such, the Company and its wholly owned entities could have trouble finding another financial institution willing to accept its business. Despite rules issued by the United States Department of the Treasury mitigating the risk to banks that do business with cannabis companies permitted under state law, as well as guidance from the United States Department of Justice, there can be no assurance that banks currently or in the future will do business with cannabis growers or retailers, or that in the absence of legislation, state and federal banking regulators will not strictly enforce current prohibitions on banks handling funds generated from an activity that is illegal under federal law.

Because cannabis remains illegal under Federal law, there is a compelling argument that banks may be in violation of Federal law when accepting a deposit of funds derived from the sale or distribution of cannabis. An inability to open and maintain bank accounts may make it difficult for us, our customers, and our employees to do business. In addition, our inability to maintain a bank account could result in our holding large sums of cash. Although we will store our cash in a secure safe, we are exposed to a greater risk of theft.

THERE MAY BE DIFFICULTIES IN ADMINISTERING REPAYMENTS AND REPAYMENT MECHANISMS MAY VARY

Because banks may not be willing to do business with a cannabis entity for the reasons discussed above, any repayments owed under the Revenue Sharing Note will be fully administered by the Company and might not be processed by a financial institution. This means it is possible that the Company will not be able to provide payments via Automated Clearing House (ACH) transfers, and may need to rely on other sources, such as personal checks and/or third party financial applications. This other sources may subject repayments to additional fees or risks, and will be subject to any applicable terms and conditions. To further clarify, repayments will not be processed by Mainvest or its affiliates. Instead, the Company will be responsible for facilitating all repayments directly to you, and it is possible the Company may have difficulties in organizing and facilitating these future repayment obligations.

LEGAL, ACCOUNTING, AND INSURANCE RISK

Just as most banks will not do business with "plant-touching" cannabis businesses due to it being a federally illegal substance, lawyers, accountants and insurers also have regulations and compliance mandates which prohibit them from working with cannabis businesses. Emerald River Maine has retainers on deposit with two law firms that work with cannabis clients, and we are clients of accounting and insurance companies who do as well. However, changes beyond our control are always possible with such relationships and may adversely impact our ability to obtain these services in the future.

YOU MIGHT LOSE YOUR MONEY

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Purchasing a Revenue Sharing Note is not like that at all. The ability of Emerald River Maine to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

LIMITED SERVICES

Emerald River Maine operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

LACK OF ACCOUNTING CONTROLS

Larger companies typically have strict accounting controls in place. Smaller companies typically lack these controls, exposing themselves to additional risk.

COMPETITION

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Emerald River Maine competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Emerald River Maine's core business or the inability to compete successfully against the with other competitors could negatively affect Emerald River Maine's financial performance.

RELIANCE ON MANAGEMENT

As a securities holder, you will not be able to participate in Emerald River Maine's management or vote on and/or influence any managerial decisions regarding Emerald River Maine. Furthermore, if the founders or other key personnel of Emerald River Maine were to leave Emerald River Maine or become unable to work, Emerald River Maine (and your investment) could suffer substantially.

FINANCIAL FORECASTS RISKS

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Emerald River Maine and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Emerald River Maine is a newly established entity and therefore has no operating history from which forecasts could be projected.

INABILITY TO SELL YOUR INVESTMENT

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

THE COMPANY MIGHT NEED MORE CAPITAL

Emerald River Maine might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Emerald River Maine is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

CHANGES IN ECONOMIC CONDITIONS COULD HURT EMERALD RIVER MAINE

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Emerald River Maine's financial performance or ability to continue to operate. In the event Emerald River Maine ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

NO REGISTRATION UNDER SECURITIES LAWS

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Emerald River Maine nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

INCOMPLETE OFFERING INFORMATION

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

LACK OF ONGOING INFORMATION

Emerald River Maine will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Emerald River Maine is allowed to stop providing annual information in certain circumstances.

UNINSURED LOSSES

Although Emerald River Maine will carry some insurance, Emerald River Maine may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Emerald River Maine could incur an uninsured loss that could damage its business.

CHANGES IN LAWS

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Emerald River Maine's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business. Likewise, changes in laws or regulations could have a large and unanticipated negative impact on the competitive environment that the Company operates in.

CONFLICT OF INTEREST WITH COMPANIES AND THEIR MANAGEMENT

In many ways, your interests and the interests of Emerald River Maine's management will coincide: you both want Emerald River Maine to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Emerald River Maine to act conservatively to make sure they are best equipped to repay the Note obligations, while Emerald River Maine might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

FUTURE INVESTORS MIGHT HAVE SUPERIOR RIGHTS

If Emerald River Maine needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

THE COMPANY IS NOT SUBJECT TO THE CORPORATE GOVERNANCE REQUIREMENTS OF THE NATIONAL SECURITIES EXCHANGES

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Emerald River Maine or management), which is responsible for monitoring Emerald River Maine's compliance with the law. Emerald River Maine will not be required to implement these and other investor protections.

YOU HAVE A LIMITED UPSIDE

Notes include a maximum amount you can receive. You cannot receive more than that even if Emerald River Maine is significantly more successful than your initial expectations.

YOU DO HAVE A DOWNSIDE

Conversely, if Emerald River Maine fails to generate enough revenue, you could lose some or all of your money.

PAYMENTS AND RETURN ARE UNPREDICTABLE

Because your payments are based on the revenue of Emerald River Maine, and the revenue of Emerald River Maine can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

THE NOTES ARE UNSECURED AND UNINSURED

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

SUBORDINATION

The Notes shall be subordinated to all indebtedness of Emerald River Maine to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

LACK OF GUARANTY

The Notes are not personally guaranteed by any of the founders or any other person.

LIMITATION OF INDIVIDUAL RIGHTS IN EVENT OF DEFAULT

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 IMPACT

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

LIMITED OPERATING HISTORY

Emerald River Maine is a newly established entity and has no history for prospective investors to consider.